FOR IMMEDIATE RELEASE

   Contact:  George Sard/Paul Caminiti
             Sard Verbinnen & Co
             212/687-8080

                  MARVEL BONDHOLDERS REPLACE BOARDS OF DIRECTORS
                     OF BOTH MARVEL ENTERTAINMENT AND TOYBIZ

               Carl Icahn Elected Chairman of Marvel Entertainment;
                  Former Marvel Executive Joseph Calamari Named
                           Interim President of Marvel
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        NEW YORK, JUNE 20, 1997 -- The Board of Directors of Marvel Holdings,
   Inc., which was previously elected by the Marvel Bondholders' Committee, announced today that it has voted its majority of Marvel Entertainment Group, Inc.'s (NYSE: MRV) equity to elect a new Board of Directors for Marvel Entertainment. The new Marvel Board consists of nine members, seven selected by the Marvel Bondholders Committee and two selected by Marvel's Committee of Equity Security Holders (the "Equity Committee").

        The new Marvel Entertainment Board has named Joseph Calamari, former Executive Vice President and owner of Marvel Entertainment, as interim President of Marvel Entertainment. Calamari will head a transition team that will begin immediately to address Marvel's problems and work to restore the Company to profitability.

        "This is a great day for Marvel Entertainment and those of us who want to help this once-great company emerge from Chapter 11 and make the most of its superb characters and still-strong franchise for the benefit of Marvel's owners, customers and employees," said Carl C. Icahn who has been elected Chairman of the Board of Marvel Entertainment. "It has been a long, complex battle, but the bondholders have now been vindicated. The new Board is committed to restoring Marvel to financial and operational health and Joseph Calamari's experience and knowledge of Marvel's businesses will help us get the company back on track and position it to pursue a growth strategy."

        In addition to Icahn, other new Marvel directors are Harold First, a specialist in entertainment accounting; Robert Mitchel, treasurer of ACF Industries, Inc.; Jouko T. Tamminen, Vice President of Icahn Associates; J. Winston Fowlkes III, co-founder of Voyager Communications, a publisher of Action Adventure Comics and a former Vice President of Time Warner Communications; Vincent J. Intrieri, Portfolio Manager at Stonington Management Corporation; Charles K. MacDonald, a private investor who is a director of LIVE Entertainment Inc., a movie production company; Glen Adams, a Director of Zale Corporation and U.S. Home Corporation, and Michael J. Koblitz, a Managing Director at Gruntal & Co. Incorporated. Adams and Koblitz were selected by the Equity Committee.

        In addition, the new Marvel Board of Directors has exercised its right to replace the eight Marvel directors on the 11-member Board of Directors of Toy Biz, Inc. (NYSE: TBZ). All of the nine new directors of Marvel other than Mr. Koblitz have also been elected directors of Toy Biz. The new Board will immediately conduct a review of Toy Biz strategy and operations.
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        The Bondholders Committee reorganization plan is pending before the
   U.S. Bankruptcy Court for the District of Delaware. A disclosure statement hearing on the plan is scheduled for July 17. Pursuant to the Bondholders' plan, High River Limited Partnership, an entity owned by Carl Icahn, Westgate International L.P.; United Equities Commodities Company and other members of the Bondholders Committee will guarantee a $365 million rights offering through a standby purchase agreement to recapitalize the Company and to retire certain debt. The rights offering will be available to all Marvel shareholders on a pro-rata basis, subject to confirmation by the Delaware Bankruptcy Court of an acceptable reorganization plan.

        The members of the Bondholders' Committee include High River Limited Partnership (Chairman), Westgate International, L.P. (Vice-Chairman), United Equities Commodities Company, Jeff Schultz Investments, Whereco, Inc. and M3, LLC. The Bondholders' Committee has retained Jefferies & Co. Inc. as their financial advisors.

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